UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Virtu Financial, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

928254101
(CUSIP Number)

Christina Choo Soo Shen Director, Legal & Regulatory Temasek International Pte. Ltd. 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 Telephone: +65 6828 6795
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101	SCHEDULE 13D	Page 2 of 24 Pages

1		NAME OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,663,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,663,837
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,663,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)
Based on 88,452,589 shares of Class A Common Stock, par value $0.00001 per share (“Class A Shares”), reported by Virtu Financial, Inc. as outstanding as of July 20, 2017, in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2017.

CUSIP No. 928254101	SCHEDULE 13D	Page 3 of 24 Pages

1		NAME OF REPORTING PERSONS Fullerton Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,317,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,317,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,317,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Based on 88,452,589 Class A Shares reported by Virtu Financial, Inc. as outstanding as of July 20, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

CUSIP No. 928254101	SCHEDULE 13D	Page 4 of 24 Pages

1		NAME OF REPORTING PERSONS Havelock Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,317,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,317,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,317,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 88,452,589 Class A Shares reported by Virtu Financial, Inc. as outstanding as of July 20, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

CUSIP No. 928254101	SCHEDULE 13D	Page 5 of 24 Pages

1		NAME OF REPORTING PERSONS Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,346,155
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Based on 88,452,589 Class A Shares reported by Virtu Financial, Inc. as outstanding as of July 20, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

CUSIP No. 928254101	SCHEDULE 13D	Page 6 of 24 Pages

1		NAME OF REPORTING PERSONS Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,346,155
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Based on 88,452,589 Class A Shares reported by Virtu Financial, Inc. as outstanding as of July 20, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

CUSIP No. 928254101	SCHEDULE 13D	Page 7 of 24 Pages

1		NAME OF REPORTING PERSONS Aranda Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,346,155
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 88,452,589 Class A Shares reported by Virtu Financial, Inc. as outstanding as of July 20, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

ITEM 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.00001 per share (the “Class A Shares”), of Virtu Financial, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 900 Third Avenue, 29th Floor, New York, New York 10022-1010.

The Reporting Persons (as defined below) have previously filed a statement on Schedule 13G in accordance with Rule 13d-1(d), dated February 16, 2016 (as amended, the “Schedule 13G”).  This Schedule 13D is being filed to report the acquisition of Class A Shares as described in Item 3, Item 4 and Item 6 hereof.

ITEM 2.	Identity and Background

This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.	Temasek Holdings (Private) Limited (“Temasek”), a company incorporated under the laws of the Republic of Singapore;

2.	Fullerton Fund Investments Pte Ltd (“Fullerton”), a company incorporated under the laws of the Republic of Singapore;

3.	Havelock Fund Investments Pte Ltd (“Havelock”), a company incorporated under the laws of the Republic of Singapore;

4.	Temasek Capital (Private) Limited (“Temasek Capital”), a company incorporated under the laws of the Republic of Singapore;

5.	Seletar Investments Pte Ltd (“Seletar”), a company incorporated under the laws of the Republic of Singapore; and

6.	Aranda Investments Pte. Ltd. (“Aranda”), a company incorporated under the laws of the Republic of Singapore.

The principal business address and principal office address of each of the Reporting Persons is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Havelock is a wholly-owned subsidiary of Fullerton, which is in turn a wholly-owned subsidiary of Temasek.  Aranda is a wholly-owned subsidiary of Seletar, which is in turn a wholly-owned subsidiary of Temasek Capital, which is in turn a wholly-owned subsidiary of Temasek.

The principal business of Temasek is an investment company.  The principal business of each of Fullerton, Havelock, Temasek Capital, Seletar and Aranda is as an investment holding company.

The name, business address, present principal occupation and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Schedules I through VI hereto and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of the Class A Shares.

During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the directors or executive officers of such Reporting Person listed in Schedules I through VI hereto, have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

Prior to the initial public offering of the Issuer (the “IPO”), Temasek, Fullerton and Havelock (the “Pre-IPO Investors”) beneficially owned equity interests in Virtu Financial, LLC (“Virtu Financial”).  As part of the reorganization of the Issuer prior to its IPO, the Pre-IPO Investors’ equity interests in Virtu Financial were acquired by the Issuer in exchange for Class A Shares.  As a result, the Pre-IPO Investors beneficially owned 12,317,682 Class A Shares upon completion of the IPO, as reported by the Pre-IPO Investors on the Schedule 13G.  The pre-IPO investment as well as the Temasek Investment (as defined below) were funded by Temasek, an investment company with net portfolio value of S$275 billion, which has primary sources of funds including divestment proceeds, dividends and distributions received from its portfolio, supplemented by its Temasek bonds and euro-commercial papers.

ITEM 4.	Purpose of Transaction

On April 20, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Orchestra Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Issuer (“Merger Sub”), and KCG Holdings, Inc., a Delaware corporation (“KCG”).  On July 20, 2017, pursuant to the Merger Agreement, Merger Sub merged with and into KCG (the “Merger”), with KCG surviving the Merger as a wholly-owned subsidiary of the Issuer (the “Acquisition”).

In connection with financing the consideration for the Acquisition, on April 20, 2017, the Issuer entered into an investment agreement with Aranda (as amended by a letter agreement between the Issuer and Aranda, dated as of July 19, 2017, the “Temasek Investment Agreement”), pursuant to which, on July 20, 2017, the Issuer issued to Aranda 6,346,155 Class A Shares at a purchase price of $15.60 per Class A Share, and pursuant to which, subject to the satisfaction of certain regulatory conditions, the Issuer intends to issue to Aranda a further 1,666,666 Class A Shares at a purchase price of $15.60 per Class A Share, as described in Item 6 below (the “Temasek Investment”).

The foregoing summary of the terms of the Temasek Investment Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

The Reporting Persons purchased the Class A Shares for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis.  Depending on general market and economic conditions, performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, the market price of the Class A Shares and other investment considerations, factors and future developments, the Reporting Persons may at any time and from time to time (subject to applicable law) hold, vote, acquire or dispose of or otherwise deal with securities (through open market purchases, private agreements or otherwise, as applicable), or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As a part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, other stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.

ITEM 5.	Interest in Securities of the Issuer

(a)-(b) Based on the most recent information available, the aggregate number and percentage of the Class A Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 88,452,589 Class A Shares reported by the Issuer as outstanding as of July 20, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

Temasek, through its ownership of Fullerton and Temasek Capital, may be deemed to share voting and dispositive power over the Class A Shares beneficially owned or deemed to be beneficially owned by Fullerton, Havelock, Temasek Capital, Seletar and Aranda.

Fullerton, through its ownership of Havelock, may be deemed to share voting and dispositive power over the 12,317,682 Class A Shares beneficially owned or deemed to be beneficially owned by Havelock.

Havelock is the direct beneficial owner of 12,317,682 Class A Shares.

Temasek Capital, through its ownership of Seletar, may be deemed to share voting and dispositive power over the 6,346,155 Class A Shares beneficially owned or deemed to be beneficially owned by Seletar and Aranda.

Seletar, through its ownership of Aranda, may be deemed to share voting and dispositive power over the 6,346,155 Class A Shares beneficially owned or deemed to be beneficially owned by Aranda.

Aranda is the direct beneficial owner of 6,346,155 Class A Shares.

The numbers of Class A Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) Except as described in Item 3 and Item 4, the Reporting Persons have not engaged in any transactions in the Class A Shares during the sixty days prior to the obligation to file this Schedule 13D. To the best knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons listed in Schedules I through VI hereto in the Class A Shares during the past sixty days.

(d) To the best knowledge of the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Class A Shares held by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information set out in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Stockholders Agreement

On April 20, 2017, in connection with entering into the Temasek Investment Agreement and an investment agreement (as amended, the “NIH Investment Agreement” and the transactions contemplated thereby being the “NIH Investment”) with North Island Holdings I, LP (“NIH”), the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”) with TJMT Holdings LLC (“TJMT”), Havelock, Aranda (together with Havelock, the “Temasek Entities”) and NIH. The provisions of the Stockholders Agreement summarized below took effect at the closing of the Acquisition.

Under the Stockholders Agreement, TJMT has agreed to take all necessary action, including voting all of its shares of capital stock of the Issuer, or providing written consent, to cause the election of the directors nominated by NIH pursuant to the NIH Investment Agreement and in accordance with the terms of the Stockholders Agreement. Further, TJMT has agreed, for so long as NIH is entitled to nominate a director, to take all necessary action, including voting its shares of capital stock of the Issuer, to ensure that the provisions in respect of corporate opportunities and director and officer indemnification, exculpation and advancement of expenses set forth in the Issuer’s certificate of incorporation and by-laws are not amended, modified or supplemented in any manner without NIH’s prior written consent. To the extent TJMT transfers any of its shares to an affiliated transferee, that transferee would also be bound by the terms of the Stockholders Agreement. TJMT’s obligations pursuant to NIH’s director nomination right will automatically terminate upon the termination of NIH’s right to appoint directors pursuant to the NIH Investment Agreement.

The Stockholders Agreement also grants the Temasek Entities and NIH tag-along rights, subject to customary exceptions, in connection with a transfer of shares by TJMT that are subject to cutback provisions on a pro rata basis (in each case calculated based on a fully exchanged and converted to Class A Shares basis).

The foregoing summary of the terms of the Stockholders Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement, which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On April 20, 2017, in connection with entering into the Temasek Investment Agreement and the NIH Investment Agreement, the Issuer, TJMT, the Temasek Entities, NIH and certain direct or indirect equityholders of the Issuer entered into the Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). The Amended and Restated Registration Rights Agreement grants the parties certain demand and other registration rights. The Amended and Restated Registration Rights Agreement took effect at the closing of the Acquisition.

Subject to several exceptions, including certain specified underwriter cutbacks and the Issuer’s right to defer a demand registration under certain circumstances, TJMT, the Temasek Entities and NIH may require that the Issuer register for public resale under the Securities Act of 1933, as amended, all common stock of the Issuer constituting registrable securities that they request be registered at any time so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least $50 million. Under the Amended and Restated Registration Rights Agreement, the Issuer is not obligated to effectuate more than seven demand registrations for TJMT, more than four demand registrations for NIH or more than three demand registrations for the Temasek Entities. TJMT, the Temasek Entities and NIH also have the right to require the Issuer to register the sale of the registrable securities held by them on a registration statement on Form S-3, subject to offering size and other restrictions. In addition, the Issuer is required to file a shelf registration statement for the registrable securities, and cause such shelf registration statement to become effective, within one year after the earlier of the closing of the Temasek Investment and the NIH Investment.

If TJMT, the Temasek Entities or NIH make a request for registration, the non-requesting parties to the Amended and Restated Registration Rights Agreement are entitled to piggyback registration rights in connection with the request. If such request is for an underwritten offering, the piggyback registration rights are subject to underwriter cutback provisions. In addition, the parties to the Amended and Restated Registration Rights Agreement are entitled to piggyback registration rights with respect to any registration initiated by the Issuer or another stockholder, and if any such registration is in the form of an underwritten offering, such piggyback registration rights are subject to underwriter cutback provisions.

Pursuant to the Amended and Restated Registration Rights Agreement, NIH will have no registration rights until after the first anniversary of the closing of the NIH Investment and during such period NIH shall be deemed to be an Excluded Party (as defined in the Amended and Restated Registration Rights Agreement) in connection with certain cutback provisions (unless TJMT exercises its registration rights under the Amended and Restated Registration Rights Agreement, in which case NIH will have the right to exercise its registration rights).

In connection with the registrations described above, the Issuer will indemnify any selling stockholders, and the Issuer will bear all fees, costs and expenses (except underwriting commissions and discounts and fees and expenses of the selling stockholders and their internal and similar costs (other than the fees and expenses of a single law firm representing the selling stockholders)).

The foregoing summary of the terms of the Amended and Restated Registration Rights Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement, which is filed as Exhibit 99.4 hereto and incorporated herein by reference.

Amended and Restated Lock-up Waivers Agreement

On April 20, 2017, in connection with the Amended and Restated Registration Rights Agreement, Mr. Vincent Viola, TJMT, Virtu Employee Holdco LLC, the Issuer, the Temasek Entities, NIH and the other parties thereto entered into the Amended and Restated Lock-up Waivers Agreement (the “Amended and Restated Lock-up Waivers Agreement”). The Amended and Restated Lock-up Waivers Agreement governs any underwriter lock-ups to which TJMT, the Temasek Entities and NIH are subject, and the priority on release of such lock-ups. The Amended and Restated Lock-up Waivers Agreement took effect at the closing of the Acquisition.

The foregoing summary of the terms of the Amended and Restated Lock-up Waivers Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement, which is filed as Exhibit 99.5 hereto and incorporated herein by reference.

Letter Agreement

On July 19, 2017, Aranda and the Issuer entered into a letter agreement (the “Letter Agreement”), which provides that notwithstanding anything to the contrary in the Temasek Investment Agreement, 6,346,155 Class A Shares would be acquired by Aranda on July 20, 2017, and an additional 1,666,666 Class A Shares would be acquired by Aranda, at a purchase price of $15.60 per Class A Share, at a second closing to be held five business days after the receipt of certain regulatory approvals (the “Second Closing”).  The Letter Agreement further provides that if the Second Closing has not occurred on or before October 6, 2017, neither the Issuer nor Aranda will be obliged to consummate the Second Closing, and the Issuer and Aranda will discuss in good faith possible alternative investment arrangements.

The foregoing summary of the terms of the Letter Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement, which is filed as Exhibit 99.6 hereto and incorporated herein by reference.

Except as described in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7	Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of July 31, 2017, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

99.2
Investment Agreement, dated as of April 20, 2017, by and between Virtu Financial, Inc. and Aranda Investments Pte. Ltd. (incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017)

99.3
Stockholders Agreement, dated as of April 20, 2017, by and among TJMT Holdings LLC (f/k/a Virtu Holdings LLC), North Island Holdings I, LP, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd. and Virtu Financial, Inc. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017)

99.4
Amended and Restated Registration Rights Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Aranda Investments Pte. Ltd., Havelock Fund Investments Pte Ltd, North Island Holdings I, LP and the additional holders named therein (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017)

99.5
Amended and Restated Lock-up Waivers Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., North Island Holdings I, LP, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd., TJMT Holdings LLC and the additional parties named therein*

99.6	Letter Agreement, dated July 19, 2017, between Virtu Financial, Inc. and Aranda Investments Pte. Ltd.*

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2017

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name:	Christina Choo
Title:	Authorised Signatory

FULLERTON FUND INVESTMENTS PTE LTD

By:	/s/ Cheong Kok Tim
Name:	Cheong Kok Tim
Title:	Director

HAVELOCK FUND INVESTMENTS PTE LTD

By:	/s/ Lim Siew Lee Sherlyn
Name:	Lim Siew Lee Sherlyn
Title:	Director

TEMASEK CAPITAL (PRIVATE) LIMITED

By:	/s/ Cheong Kok Tim
Name:	Cheong Kok Tim
Title:	Director

SELETAR INVESTMENTS PTE LTD

By:	/s/ Tabitha Sum Wei Ching
Name:	Tabitha Sum Wei Ching
Title:	Director

ARANDA INVESTMENTS PTE. LTD.

By:	/s/ Tabitha Sum Wei Ching
Name:	Tabitha Sum Wei Ching
Title:	Director

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
TEMASEK HOLDINGS (PRIVATE) LIMITED

The following tables set forth certain information with respect to the directors and executive officers of Temasek Holdings (Private) Limited.

The following is a list of the directors of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Kua Hong Pak 205 Braddell Road East Wing Level 2 Singapore 579701 (Director, Temasek Holdings (Private) Limited)	Senior Advisor, ComfortDelGro Corporation Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek Holdings (Private) Limited)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #05-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Marcus Wallenberg SE-106 40 Stockholm, Sweden (Director, Temasek Holdings (Private) Limited)	Chairman, Skandinaviska Enskilda Banken, Saab AB and FAM AB	Swedish

Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616 (Director, Temasek Holdings (Private) Limited)	Executive Chairman, Wah Hin and Company Private Limited	Singaporean

Robert Bruce Zoellick c/o 101 Constitution Avenue, NW Suite 1000 East Washington, DC 20001 (Director, Temasek Holdings (Private) Limited)	Board Member, Laureate Education, Inc.	American

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th - 12th Floors Tsim Sha Tsui Centre Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek Holdings (Private) Limited)	Chairman, Sino Land Company Ltd.	Singaporean / Hong Kong Permanent Resident

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek International Pte. Ltd.	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director Great Malaysia Textile Investments Pte Ltd	Singaporean

The following is a list of the executive officers of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Chia Song Hwee
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(President,
Joint Head, Investment Group,
Joint Head, Portfolio Management Group,
Joint Head, Singapore,
Temasek International Pte. Ltd.)
	President, Joint Head, Investment Group, Joint Head, Portfolio Management Group, Joint Head, Singapore, Temasek International Pte. Ltd.	Singaporean

Gregory Lynn Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Dilhan Pillay Sandrasegara
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(President,
Joint Head, Enterprise Development Group,
Joint Head, Investment Group,
Joint Head, Singapore,
Head, Americas,
Temasek International Pte. Ltd.)
	President, Joint Head, Enterprise Development Group, Joint Head, Investment Group, Joint Head, Singapore, Head, Americas, Temasek International Pte. Ltd.	Singaporean

Syed Fidah Bin Ismail Alsagoff 60B Orchard Road#06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Head, Life Sciences, Temasek International Pte. Ltd.)	Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

Michael John Buchanan
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard,
Singapore 238891
(Head, Strategy,
Senior Managing Director,
Portfolio Strategy & Risk Group,
Head, Australia & New Zealand,
Temasek International Pte. Ltd.)
	Head, Strategy, Senior Managing Director, Portfolio Strategy & Risk Group, Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Joint Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.)	Joint Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Luigi Feola 23 King Street London SW1Y6QY United Kingdom (Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited	Italian

Heng Chen Seng David
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Joint Head, Consumer
Head, Real Estate,
Joint Head, China,
Head, Japan & Korea
Temasek International Pte. Ltd.)
	Joint Head, Consumer Head, Real Estate, Joint Head, China, Head, Japan & Korea Temasek International Pte. Ltd.	Singaporean

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited)	Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited	Singaporean

Nagi Adel Hamiyeh
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Joint Head, Enterprise Development Group,
Joint Head, Industrials,
Head, Africa & Middle East,
Temasek International Pte. Ltd.)
	Joint Head, Enterprise Development Group, Joint Head, Industrials, Head, Africa & Middle East, Temasek International Pte. Ltd.	Singaporean

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.)	Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.	Singaporean

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Telecom, Media & Technology, Joint Head, India, Temasek International Pte. Ltd.)	Head, Telecom, Media & Technology, Joint Head, India, Temasek International Pte. Ltd.	Maltese

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.)	Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.	Singaporean

Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Management Group, Head, Europe, Head, South East Asia, Temasek International Pte. Ltd.)	Joint Head, Portfolio Management Group, Head, Europe, Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Teo Juet Sim Juliet
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Head, Transportation & Logistics,
Senior Managing Director,
Portfolio Management,
Temasek International Pte. Ltd.)
	Head, Transportation & Logistics, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.	Singaporean

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Strategy & Risk Group, Joint Head, China, Temasek International Pte. Ltd.)	Joint Head, Portfolio Strategy & Risk Group, Joint Head, China, Temasek International Pte. Ltd.	American

Benoit Louis Marie Francois Valentin 23 King Street London SW1Y 6QY United Kingdom (Senior Managing Director, Europe, Joint Head, Industrials, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Joint Head, Industrials, Temasek International (Europe) Limited	French

Hu Yee Cheng Robin 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.)	Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.	Singaporean

John Joseph Vaske 375 Park Avenue, 14th Floor New York, New York 10152 United States of America (Joint Head, North America, Temasek International (USA) LLC)	Joint Head, North America, Temasek International (USA) LLC	American

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
FULLERTON FUND INVESTMENTS PTE LTD

The following table sets forth certain information with respect to the directors and executive officers of Fullerton Fund Investments Pte Ltd.  The business address of each director and executive officer of Fullerton Fund Investments Pte Ltd is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Name	Present Principal Occupation or Employment	Citizenship

Cheong Kok Tim (Director)	Managing Director, Legal & Regulatory Temasek International Pte. Ltd. Singapore	Singaporean

Goh Bee Kheng Grace (Director)	Managing Director, Finance Temasek International Pte. Ltd. Singapore	Singaporean

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF
HAVELOCK FUND INVESTMENTS PTE LTD

The following table sets forth certain information with respect to the directors and executive officers of Havelock Fund Investments Pte Ltd.  The business address of each director and executive officer of Havelock Fund Investments Pte Ltd is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Name	Present Principal Occupation or Employment	Citizenship

Oh Boon Hui Stella (Director)	Director – Finance (Expected Returns) Temasek International Pte. Ltd. Singapore	Singaporean

Lim Siew Lee Sherlyn (Director)	Director, Organisation & People (Talent Development) Temasek International Pte. Ltd. Singapore	Singaporean

SCHEDULE IV

DIRECTORS AND EXECUTIVE OFFICERS OF
TEMASEK CAPITAL (PRIVATE) LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Temasek Capital (Private) Limited.  The business address of each director and executive officer of Temasek Capital (Private) Limited is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Name	Present Principal Occupation or Employment	Citizenship

Leong Wai Leng (Director)	Chief Financial Officer, Joint Head – Corporate Development Group Temasek Holdings (Private) Limited Singapore	Singaporean

Cheong Kok Tim (Director)	Managing Director, Legal & Regulatory Temasek International Pte. Ltd. Singapore	Singaporean

SCHEDULE V

DIRECTORS AND EXECUTIVE OFFICERS OF
SELETAR INVESTMENTS PTE LTD

The following table sets forth certain information with respect to the directors and executive officers of Seletar Investments Pte Ltd.  The business address of each director and executive officer of Seletar Investments Pte Ltd is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Name	Present Principal Occupation or Employment	Citizenship

Tabitha Sum Wei Ching (Director)	Director, Finance (Accounting) Temasek International Pte. Ltd. Singapore	Singaporean

Han Sack Teng (Director)	Director, Finance (Accounting) Temasek International Pte. Ltd. Singapore	Singaporean

SCHEDULE VI

DIRECTORS AND EXECUTIVE OFFICERS OF
ARANDA INVESTMENTS PTE. LTD.

The following table sets forth certain information with respect to the directors and executive officers of Aranda Investments Pte. Ltd.  The business address of each director and executive officer of Aranda Investments Pte. Ltd. is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Name	Present Principal Occupation or Employment	Citizenship

Git Oi Chee (Director)	Director, Finance (Tax) Temasek International Pte. Ltd. Singapore	Singaporean

Tabitha Sum Wei Ching (Director)	Director, Finance (Accounting) Temasek International Pte. Ltd. Singapore	Singaporean

Han Sack Teng (Director)	Director, Finance (Accounting) Temasek International Pte. Ltd. Singapore	Singaporean